Exhibit 03-03

Kurt Avery’s Employment Agreement

May 6, 2002

Mr. Kurt Avery

Safety Harbor, Florida

RE: Compensation for services in the field of marketing

Dear Kurt:

This letter confirms your offer during discussions last Monday to function in such marketing roles as we may find necessary. In this role you will be and have the status of an “employee at will”.

Compensation will be in the form of stock options as we had previously agreed. The stated option package replaces the revised Sawyer Loan—Innova Stock Warrant agreement dated January 13, 2002. The shares, terms, and conversion prices remain the same.

Please confirm, as I have, that this compensation mode meets with your approval.

Yours truly,	Agreed:

/s/ JOHN E. NOHREN. JR	/s/ KURT AVERY
Chairman 5/6/02	5/6/02